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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*



Global Healthcare REIT Inc.
-------------------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)


37953J107
----------------------------------------
(CUSIP Number)


Chris Doucet, 2204 Lakeshore Drive, Suite 304,Birmingham, Alabama 35209 205-414-9788
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


November 4, 2014
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be <filed> for the purpose of Section 18 of the Securities Exchange Act of 1934 (<Act>) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (3-06)





      ------------------------------------------------
      CUSIP No. 37953J107
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Capital,LLC, sole owner of Doucet Asset Management, LLC 03-0600886
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            HC
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting                3,230,842
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power     3,230,842
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

            3,230,842
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           16.38%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           HC
      --------------------------------------------------------------------------






      ------------------------------------------------
      CUSIP No.  37953J107
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Asset Management, LLC 03-0600882
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            IA
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               3,230,842
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    3,230,842
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           3,230,842
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           16.38%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IA
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  37953J107
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Christopher L. Doucet, managing member of Doucet Capital, LLC and
          CEO and control person of Doucet Asset Management
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)
            IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            US Citizen
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               3,230,842
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    3,230,842
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           3,230,842
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           16.38%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------




      ------------------------------------------------
      CUSIP No.  37953J107
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


      Suzette A. Doucet, CFO and control person of Doucet Asset Management, LLC
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3    SEC Use Only

      --------------------------------------------------------------------------

      4    Source of Funds (See Instructions)

           IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6    Citizen or Place of Organization

           US Citizen
      -------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               3,230,842
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    3,230,842
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           3,230,842
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           16.38%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------





      Item 1.  Security and Issuer

      The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Global Healthcare REIT, Inc. (the "Company"), which has its principal executive offices at:


                             3050 Peachtree Road, NW Suite 355
                             Atlanta, GA  30305


      Item 2.  Identity and Background

      Doucet Capital LLC, Doucet Asset Management LLC, Christopher L. Doucet, and Suzette A. Doucet are the persons filing this statement. Doucet Capital is a holding company which owns Doucet Asset Management LLC, a SEC registered investment adviser firm that exercises discretionary authority over client investments. Both firms are limited liability companies organized under the laws of the state of Delaware. Christopher
      L. Doucet is the managing member of Doucet Capital LLC and Chief Execu-tive Officer of Doucet Asset Management. Suzette A. Doucet is a member of Doucet Capital and the Chief Financial Officer of Doucet Asset Manage-ment. As such, Mr. and Mrs. Doucet control the activities of Doucet Capital and Doucet Asset Management. Both Mr. and Mrs. Doucet are US citizens. The business address of each of the Reporting Persons is 2204 Lakeshore Drive, Suite 304, Birmingham, Alabama 35209.

      During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration

      As of November 4, 2014 Doucet Asset Management has acquired 3,230,842 shares of the Common Stock of the Company on the open market for total consideration of $4,050321.

      The above amount of total consideration includes any commissions incurred in the making of the investments. The source of these funds was the investment capital of the discretionary clients of Doucet Asset Manage-ment, which include Christopher and Suzette Doucet.

      Item 4.  Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company s business, financial condition and operating results, general market and industry conditions or other factors.


      Doucet Asset Management and would like to see management maximize stockholder value, and has sent the following letter to the Company's Board of Directors:

November 4, 2014


Sent Via Certified Mail

Global Healthcare REIT, INC.
Board of Directors
3050 Peachtree Road, Suite 355
Atlanta, GA  30305

Dear Board of Directors,

As a point of introduction, my name is Chris Doucet and I am CEO and Managing Partner of Doucet Asset Management. Doucet Asset Management and its affiliates have a beneficial ownership in Global Healthcare REIT (GBCS) of 3,230,842 shares.

We are excited about the investment philosophy of the Company and believe the drivers for growth are firmly in place to achieve a much higher stock price in the future. What is also imminently apparent is there was a great deal of thought by Chairman Brogdon when putting together the current Board of Directors. The Board has both the talent and the necessary experience to continue to develop an effective strategic and tactical plan and oversee their implementation.

It is my belief that the Board could benefit from an additional Board Member who can assist the Company in exploring more cost effective financing options, has the talent and the contact list that could benefit the Company, and willingness and desire to help. Andy Sink is this person and, as a result, I would like tonominate him to the Board of Directors.

Andy has real world experience in sales leaseback transactions involving senior living and senior care. He has also assisted many companies separate their operating businesses from their real estate and developed and managed many private funds, capital and finance structures which all dealt specifically with real estate. Most importantly, Andy has a desire to make a difference in GBCS sincemany of his personal clients, friends and some of his personal capital is invested in GBCS.

We would appreciate the consideration of our nominee at your next Board meeting. In the interim term, the entire team at Doucet Asset Management is ready and willing to assist the Board and the Company in whatever needs it might have.

Good luck with the remainder of the quarter and we look forward to a profitable future with GBCS.

Regards,


Chris L. Doucet
CEO and Managing Partner
Doucet Asset Management



      Doucet reserves the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions to protect the interests of its clients. Doucet may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.


      Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on November 4, 2014 Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet were the beneficial owners of 3,230,842 shares of Common Stock, which constitute in the aggregate 16.38% of the outstanding shares of Common Stock of the Company based on 19,720,478 shares of Common Stock Outstanding pursuant to the Form 10-Q for the quarterly period ending June 30, 2014 filed by the Company.

      (b) Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet have shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a) above. Such power is shared among the Reporting Persons.

      (c) Transactions in the Common Stock by the Reporting Persons affected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

           Not Applicable



      (d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by them.

      (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

      Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement





SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 4, 2014

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       --------------------------
                                       Christopher L. Doucet, individually



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       -----------------------
                                       Suzette A. Doucet, individually

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date: November 4, 2014

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       -------------------------
                                       Christopher L. Doucet



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       ---------------------
                                       Suzette A. Doucet